                                                                    Exhibit 99.2

Dear Fellow Shareholders:

CoolBrands International achieved dramatic revenues and earnings gains in 2004, which included a full year of results from the significant acquisitions we completed during the fourth quarter in 2003. For the 52-week year ended August 31, 2004:

o    Revenues increased by 80% to $642.8 million

o    Net earnings increased by 54% to $48.8 million

o    Diluted earnings per share grew by 47% to $0.87, up from $0.59 last year

CoolBrands' revenues consist mainly of sales made in U.S. dollars but reported in Canadian dollars. Thus, the exchange rates in effect from one reporting date to the same reporting date of the following fiscal year affect the variances between results actually reported. For purposes of comparison, assuming the same average exchange rate for fiscal 2004 as was in effect for our fiscal 2003, CoolBrands would have reported:

o    Revenues of $715.7 million for fiscal 2004

o Net earnings of $54.4 million for fiscal 2004, or approximately 11% greater than actually reported

The strong growth in revenues for fiscal 2004 reflected increased sales, primarily from CoolBrands' prepackaged consumer product segment. Incremental revenues came primarily from:

o Americana Foods - In July 2003, CoolBrands acquired a 50.1% interest in this Dallas, Texas manufacturer

o Eskimo Pie Frozen Distribution - In July 2003, CoolBrands acquired the distribution assets of Nestle Ice Cream, which we operate as Eskimo Pie Frozen Distribution

o Super Premium Pints - In July 2003, CoolBrands acquired Dreamery Ice Cream and WholeFruit Sorbet pints, and the license rights for Godiva ice cream, from Dreyer's Grand Ice Cream

o Atkins Endulge - In September 2003, we entered into a license agreement with Atkins Nutritionals, Inc. to manufacture and distribute Atkins Endulge super premium ice cream and frozen snacks

In fiscal 2004, CoolBrands' gross margin structure changed to reflect the businesses we acquired during fiscal 2003. Gross profit percentage for fiscal 2004 declined to 25% as compared to 38% for fiscal 2003. This was due to the impact of normally lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations. Selling, general and administrative expenses for fiscal 2004 declined as a percentage of revenues to 18% as compared to 27% for fiscal 2003.

While our earnings results in 2004 were good overall, they fell short of expectations for the year primarily due to the following factors:

o Pre-tax operating losses at Americana Foods LP (50.1% owned) of approximately $1.3 million. These losses were primarily due to plant production losses incurred during the installation of new production lines and the related start-up expenses that occurred in the fourth quarter of fiscal 2004.

o The pre-tax write-off of the Weight Watchers Smart Ones intangible license asset of $3.7 million. This write-off was required when the Company was notified by Weight Watchers International on July 28, 2004 that our license agreement would not be extended after September 28, 2004.

o A non-cash pre-tax compensation charge of $8.9 million, which represents the fair value of stock options granted to the Company's Co-CEO and Co-Chairman during the year. Consistent with recent changes in Canadian GAAP, beginning in fiscal 2005, the Company will expense the fair value of all stock options granted.

Before the impact of these factors, CoolBrands would have reported net earnings of $57.2 million, which would have placed results for the fiscal year within the range of market expectations.

CoolBrands' balance sheet at August 31, 2004 was the strongest it has ever been, with key measures showing robust improvement over August 31, 2003:

o Cash and short-term investments increased to $84.7 million from $30.1 million

o    Working capital improved to $159.4 million from $85.7 million

o    Current ratio improved to 2.6 to 1 from 2.1 to 1

o    Long-term debt was reduced to $25.4 million from $38.7 million

During the fourth fiscal quarter of 2004, we began to face the following challenges that we must continue to address in 2005:

o Loss of the Weight Watchers Smart Ones license. The unexpected loss of the largest brand in our portfolio has challenged us to develop, launch and build distribution and trial for a new brand to appeal to consumers of Better for You frozen snacks.

o Consumer price resistance. During fiscal 2004, rising input costs, primarily for butterfat and energy, caused CoolBrands and other manufacturers to increase list prices and merchandised price points for many products. However, subsequent volume declines reflected price resistance by consumers, requiring us to adopt more aggressive pricing and promotional strategies.

o Increased competition. New product introductions in 2004 by all manufacturers in the ice cream and frozen snacks categories were at record levels and 2005 will again set new records. As our competitors spend aggressively to capture incremental shelf space and increase promotional activity, CoolBrands must innovate and invest in placement and promotions for new brands and new products to protect our share of market.

These serious challenges will require equally serious responses. We are dedicated to doing the work we need to do in 2005 to meet these challenges and rebuild momentum for growing shareholder value over the long term. The key drivers of our success in accomplishing this will be our level of innovation, our willingness to invest for future growth and our ability to expand into new categories in which we can successfully utilize our asset base to gain market share. In the pages that follow, you will see some of our new ideas, including:

o No Pudge! We are launching this new and exciting brand of Better for You frozen snacks with great-tasting products that deliver new flavor and health benefits to consumers.

o Better for Kids. We are leading the expansion of Better for You product benefits to the kids segment of the frozen snacks category with the Crayola, Care Bears, Snapple and Justice League brands that appeal uniquely to kids.

o Dogsters. We are pioneering the development of an upscale, healthy segment of the pet snacks category with significant new product innovation for 2005.

o Breyer's Yogurt. We have entered into an agreement to purchase the Breyer's yogurt business from Kraft to gain entry in one of the fastest growing food categories, in which our brands and our dairy-based manufacturing and marketing heritage can help drive future growth for CoolBrands.

Our results in 2004 were the work of more than 1,300 talented and hardworking CoolBrands team members. Their skills, dedication, persistence and creativity will continue to be the driving force in achieving our objectives in 2005 and beyond.


David J. Stein
President, Co-CEO and Director
of CoolBrands International Inc.


Management's Discussion and Analysis of Financial Condition and Results of Operations (Tabular amounts expressed in thousands of dollars, except per share data)

January 4, 2005


About CoolBrands International Inc.

CoolBrands International competes in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands competes in the fast-growing Better for You ice cream category with offerings such as fat-free, non-dairy WholeFruit Sorbet and Atkins Endulge controlled-carbohydrate super premium ice cream. New Better for You offerings by CoolBrands include No Pudge! branded frozen snacks and a line of Better for Kids frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana, Yoplait and Welch's.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates a "direct store door" (DSD) ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' 50.1% owned subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft-serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well-known national retailers, food companies and restaurant chains.

CoolBrands' Foodservice Division manufactures and sells premium soft-serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients, and flexible packaging products for use in private label dairy products, in addition to the Company's brands.

CoolBrands' Franchising Division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company-owned, franchised and non-traditional partnership locations around the world.

Cool Brands' Mission and Strategies

CoolBrands' mission is to build leading brands in high growth snack food segments through product innovation, brand licensing partnerships and vertical integration of component supplies, manufacturing and DSD distribution.

To accomplish our mission we developed the CoolBrands 5 Point Strategic Plan.

Strategy 1

Control a portfolio of powerful brands that command leading market shares in key market segments.

The engine that drives CoolBrands is our portfolio of high-performance brands, each one commanding the brand strength and selling power needed to become the segment leader. CoolBrands' portfolio of brands is uniquely qualified to appeal to customer preferences in a wide variety of market segments. Today, our portfolio includes some of the world's most respected consumer products brands, including:

Tropicana - The world's best selling premium fresh juice brand, under which we market delicious fruit-based frozen snacks and franchise outlets for high quality, freshly made fruit smoothies.

Eskimo Pie - The brand that invented the frozen snacks industry in 1926 and pioneered the introduction of no-sugar-added frozen snacks.

Chipwich - The chocolate chip cookie ice cream sandwich that created the premium frozen snack category.

WholeFruit Sorbet - The leading brand for natural-fruit sorbet.

Yoplait - The leading brand for nutritious, indulgent-tasting yogurt, under which we market Better for You frozen yogurt snacks.

Godiva - The world's best chocolate, and now the best chocolate ice cream.

In 2004, we added Atkins Endulge to our brand portfolio. Atkins is the originator of the controlled-carbohydrate approach to weight loss, and the leading brand for foods used in low-carb dieting. During 2004, we introduced a complete line of Atkins Endulge super premium ice creams and frozen snacks intended for use as part of a controlled-carbohydrate lifestyle. In July 2004, we learned that our license for Weight Watchers Smart Ones would not be extended beyond September 28, 2004, on which date our license would expire, subject to an additional twelve-month period in which to sell off and balance out inventories.

In 2003, we acquired the Dreamery Ice Cream and WholeFruit Sorbet brands, and the license rights for Godiva Ice Cream, from Dreyer's Grand Ice Cream, establishing a national position in the super premium ice cream segment.

For 2005, we have added new and exciting brands to our portfolio, under which we intend to introduce innovative Better for You frozen snacks, including Crayola, Justice League (Batman, Superman and Wonder Woman), Snapple and No Pudge!

Strategy 2

Control risk and maximize growth through diversification across a wide range of product categories and distribution channels.

From consumer products to franchising, from prepackaged frozen desserts to soft-serve mixes and bulk ice cream, diversification expands our opportunities for growth across the whole breadth of the marketplace - and minimizes the risk in any given segment.

In 2004, in addition to launching Atkins Endulge in the grocery channel, we extended the brand into the foodservice channel with bulk ice cream for dipping, and mixes for frozen soft-serve super premium ice cream. We also began franchising Tropicana Smoothies, Juices & More retail outlets and completed four Tropicana Smoothies, Juices & More! Territory Development Agreements that require the opening of twenty-two franchise stores. In addition, we introduced a line of single-pack frozen snacks, primarily under the Eskimo Pie brand, for sale in the "impulse" out-of-home channel. In the grocery channel, we began market testing of Yoplait Frozen Breakfast Bars and Sandwiches, the first-ever frozen snack intended for breakfast consumption and merchandized in the frozen breakfast section in supermarkets.

In 2003, we extended Weight Watchers Smart Ones into the foodservice channel by introducing Weight Watchers Smart Ones Non Fat Soft Ice Cream, concluded our agreement with Tropicana to launch Tropicana Smoothies, Juices & More! franchising operations and developed the concept for Yoplait Frozen Breakfast Bars and Sandwiches.

Going into 2005, we expect to enter several new categories and segments, including frozen snacks for kids, which we will target with the new Better for Kids line, and frozen pet snacks, which we will target with our new line of Dogsters frozen dog treats.

Strategy 3

Control quality and costs through vertical integration, while capturing additional revenue and profit from related operations.

In 2004, we successfully transitioned our products into the Eskimo Pie Frozen Distribution's DSD system including, among others, Atkins Endulge, Dreamery, WholeFruit and Godiva; added Unilever as an important distribution partner brand; and eliminated over $7,500,000 in expenses from our distribution business. We also substantially increased the production of our brands at Americana

Foods.

In 2003, two major acquisitions substantially enhanced our vertical integration:

Americana Foods, one of the largest, best-equipped production facilities in the U.S., gives us state-of-the-art technology for making a wider variety of innovative, value-added ice cream products than before, including high-quality extruded novelty forms that consumers increasingly prefer.

Eskimo Pie Frozen Distribution, the former Nestle/Haagen-Dazs DSD distribution system, gives us direct access to all distribution channels - supermarkets, club stores, convenience stores, drug stores and foodservice outlets - and selected U.S. markets, including major population centers in New York, California, Florida and the mid-Atlantic and Pacific Northwest regions.

Going into 2005, we plan to use these assets to further penetrate the U.S. market with our brands.

Strategy 4

Control unique production capacity to enable us to manufacture innovative value-added products to drive growth for our brands.

In 2004, we continued the expansion of our production capabilities at Americana Foods by investing over $15,000,000 to install new production lines and upgrade existing production lines to accommodate our growth.

In 2003, we dramatically enhanced our R&D capabilities, developed innovative manufacturing technologies to improve quality and efficiency and expanded total production capacity to facilitate growth. Our technical teams at Americana Foods and Value America developed state-of-the-art R&D and custom manufacturing methods, allowing us to formulate new products the competitors could not duplicate, including low-fat sundae cones and low-fat cookie-coated and crunch-coated frozen snacks. We began the expansion of plant capacity at Americana Foods to provide the capability of making every variety of frozen dessert product.

For 2005, we have used these technical advances and production capacities to develop and launch No Pudge! frozen snacks, the first Better for You line of frozen snacks featuring varieties formulated to appeal to adherents of both low-calorie/low-fat and controlled-carbohydrate diet plans.

Strategy 5

Control the downstream distribution of our products through proprietary distribution operations.

CoolBrands operates a proprietary DSD route distribution system that services all distribution channels in selected U.S. markets, including out-of-home accounts such as convenience stores, drug stores and gas station food marts that otherwise can be difficult, if not impossible, to reach.

In 2004, we enhanced our DSD capacity by acquiring the assets of Kinnett Distribution and integrating them into our Atlanta, Georgia

DSD operation. We also enhanced our ability to penetrate the out-of-home channel using our DSD system by introducing a complete line of "impulse" single-serve frozen snacks under our proprietary brands.

In 2003, we acquired the Nestle/Haagen-Dazs DSD distribution system and began directly servicing all distribution channels in markets accounting for more than 50% of ice cream and frozen snack sales in the U.S. Through our DSD system, we gained first-time access to major customers in the out-of-home channel who are not serviced with ice cream by frozen warehouse distribution systems. In addition, with frozen warehouse operators in the grocery channel increasingly taxed for space to handle an ever-growing number of frozen food products, this proprietary distribution capacity is a key strategic asset.

In 2005, we will continue to look for new opportunities to increase efficiency and extend the market coverage of our DSD distribution system to enhance the revenue and profit-earning potential of CoolBrands.

CoolBrands' Key Strengths

CoolBrands is committed to an entrepreneurial approach to building and managing our Company and its business and that has been a critical ingredient in the Company's growth and profitability during the past three years. This entrepreneurial approach has enabled us to utilize our key assets - our brand portfolio built on licensing partnerships, our vertically integrated supply chain and our DSD distribution system - to execute our 5 Point Strategic Plan and deliver the following go-to-market key strengths:

New brand development

CoolBrands' commitment to brand licensing partnerships has enabled us to react with great speed and flexibility to rapid changes in consumer preferences and new trends in the snack food industry. During 2004, as low-carb dieting became the driving force for change throughout the food industry, we secured a position of leadership in the emerging low-carb segment by entering into a long-term license with Atkins Nutritionals, Inc. to manufacture, sell and distribute Atkins Endulge super premium ice cream products for carb-conscious consumers. The Atkins Nutritional Approach created the controlled-carbohydrate dieting phenomenon and Atkins Nutritionals, Inc. has been the pioneer and leader in providing innovative nutritional and informational products based on controlled-carbohydrate nutritional science. Our agreement with Atkins, and our success in bringing Atkins Endulge to market in 2004, exemplify the potential strength inherent in CoolBrands' brand licensing model.

New product innovation

CoolBrands' vertically integrated supply chain subsidiaries - notably Americana Foods and Value America Flavors and Ingredients - have enabled us to develop and introduce innovative, high quality frozen dessert products with great speed, efficiency and expertise. During 2004, our team of research and development experts succeeded in formulating the complete line of Atkins Endulge controlled-carbohydrate super premium ice cream products within three weeks after we entered into our agreement with Atkins Nutritionals, a key achievement that was instrumental in securing product authorizations with retailers in time to capitalize on the explosion of consumer interest in low-carb offerings. Also in 2004, CoolBrands engineered innovative methods and technologies to produce unique Better for You frozen snacks with more flavor, less fat and fewer calories, which competitors have failed to imitate, including revolutionary new low-fat varieties of cookie-coated frozen snacks.

Speed-to-market

Vertical integration and our DSD distribution system combine to enable CoolBrands to translate rapid new product innovation into swift penetration of the marketplace and placement on retailers' shelves with speed that is second to no other company in our industry. In 2004, this speed-to-market was demonstrated by our success in beginning initial shipments of Atkins Endulge products within one month after securing the license from Atkins Nutritionals, and achieving widespread national distribution for the line with unprecedented speed.

In 2005, CoolBrands will remain committed to its entrepreneurial approach to seeking out new opportunities and swiftly bringing to bear the power of our licensing model, vertical integration and distribution capacity in order capitalize on them for the highest possible returns.

Overall performance in 2004

For fiscal 2004, revenues increased to $642,820,000 as compared with $357,273,000 for fiscal 2003, an 80% increase. Net earnings for fiscal 2004 increased to $48,843,000 ($0.88 basic and $0.87 diluted earnings per share) as compared with net earnings of $31,704,000 ($0.61 basic and $0.59 diluted earnings per share) for fiscal 2003, a 54% increase.

CoolBrands' revenues consist mainly of sales made in U.S. dollars but reported in Canadian dollars. Thus, the exchange rates in effect from one reporting date to the same reporting date of the previous fiscal year affect the variances between results actually reported. For purposes of comparison, assuming the same average exchange rate for the year ended August 31, 2004 as was in effect for the year ended August 31, 2003, CoolBrands would have reported revenues of $715,682,000 and net earnings of $54,379,000 for fiscal 2004, or approximately 11% greater than actually reported.

The growth in revenues for fiscal 2004 reflected increased revenues, primarily from the prepackaged consumer product segment attributable to Americana Foods LP (50.1% owned), Eskimo Pie Frozen Distribution and our Super Premium Dreamery, Godiva and WholeFruit pints. In fiscal 2004, sales increased by 75% to $584,951,000 as compared with $335,034,000 for fiscal 2003. In fiscal 2004, drayage and other income increased by 213% to $53,083,000 as compared with $16,978,000 for fiscal 2003. Drayage income represents the fees paid to CoolBrands by Dreyer's/Nestle to deliver products invoiced to customers by Dreyer's/Nestle. In fiscal 2004, revenues from Americana Foods, Eskimo Pie Frozen Distribution and Super Premium pints represent a full year's activity as compared with approximately two months in fiscal 2003.

Gross profit percentage for fiscal 2004 declined to 25% as compared to 38% for fiscal 2003. The percentage decline was due to the impact of normally lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations. The full-year results of 2004 were additionally impacted by the pre-tax operating losses at Americana Foods LP (50.1% owned) of approximately $1,180,000. This loss was primarily due to plant production losses of $2,089,000 incurred during the installation of new production lines and the related start-up expenses which occurred in the fourth quarter of fiscal 2004.

Selling, general and administrative expenses for fiscal 2004 declined as a percentage of revenues to 18% as compared to 27% for fiscal 2003. The full-year results of 2004 were adversely impacted by $3,684,000 for the pre-tax write-off of the Weight Watchers' intangible license asset. This write-off was required when the Company was notified by Weight Watchers International on July 28, 2004 that the license agreement would not be extended.

The 2004 fiscal year results were adversely impacted by a non-cash pre-tax compensation charge of $8,938,000, which represents the fair value of stock options granted to the Company's Co-CEO and Co-Chairman during the year. Consistent with recent changes in Canadian GAAP, beginning in fiscal 2005, the Company will expense the fair value of all stock options granted.

Cash and working capital

Cash and short-term investments increased to $84,700,000 at August 31, 2004 from $30,140,000 at August 31, 2003. Working capital improved to $159,355,000 at August 31, 2004 from $85,734,000. CoolBrands' current ratio improved to 2.6 to 1 at August 31, 2004 from 2.1 at August 31, 2003.

Selected annual information

Years ended August 31,
                                                                  2004                  2003                  2002
                                                                     $                     $                     $
------------------------------------------------------------------------------------------------------------------
Total revenues                                                 642,820               357,273               242,222
Net earnings                                                    48,843                31,704                20,984
Earnings per share
    Basic                                                         0.88                  0.61                  0.44
    Diluted                                                       0.87                  0.59                  0.42
Total assets                                                   411,813               313,850               283,662
Total long-term liabilities                                     33,783                47,377                38,169


CoolBrands' growth in revenues during the last three years has been the result of the successful introduction of new products in the Better for You category, the acquisition of 50.1% of Americana Foods effective July 1, 2003 and acquisition of certain assets from Dreyer's Grand Ice Cream, Inc. and Nestle Ice Cream Company LLC on July 6, 2003.

CoolBrands' improvement in net earnings during the last three years reflects the growth in revenues and our ability to contain selling, general and administrative expenses in the light of such growth. During this time, we successfully developed our Better for You product lines, including Weight Watchers Smart Ones and Atkins Endulge. We obtained higher than normal gross profit margins and controlled promotion, marketing and advertising spending due to the initial lack of competition in this niche category. Our results reflect the higher profitability from the Better for You category niche because it was relatively undiscovered by the competition and we were the first of many entrants with a superior lineup of brand names and products.

Comparison of 2004 and 2003

We manage our business based on four industry segments: Prepackaged consumer products, foodservice, dairy components, and franchising and licensing.

Sales

Sales for each segment are summarized in the following table:

                                                                                           Percentage of Sales
                                                                                           -------------------
Years Ended August 31,                                    2004              2003                 2004             2003
                                                             $                 $                    %                %
Prepackaged consumer
  products                                             514,292           255,197                 87.9             76.2
Foodservice                                             24,873            25,243                  4.3              7.5
Dairy components                                        30,865            38,651                  5.3             11.5
Franchising and licensing                               14,921            15,943                  2.5              4.8
                                                       -------           -------                -----            -----
 Total                                                 584,951           335,034                100.0            100.0
                                                       =======           =======                =====            =====

Sales in fiscal 2004 increased by $249,917,000 or 75% from $335,034,000 in fiscal 2003 to $584,951,000. The growth in sales from the prepackaged consumer products segment was attributable to Americana Foods LP (50.1% owned), Eskimo Pie Frozen Distribution's distribution assets and our Super Premium Dreamery, Godiva and WholeFruit pints. In fiscal 2004, sales from Americana Foods, Eskimo Pie Frozen Distribution and Super Premium pints represent a full year's activity as compared with approximately two months in fiscal 2003. The decline in sales by our Dairy components segment reflects the increase in intercompany sales primarily to Americana Foods in 2004, which are eliminated in consolidation, whereas in 2003 the sales were made to our independent contract manufacturers.

Drayage and other income

Drayage and other income increased by 213% to $53,083,000 in fiscal 2004 from $16,978,000 in fiscal 2003 due to drayage fees received from Dreyer's/Nestle for the delivery of their products to customers utilizing Eskimo Pie Frozen Distribution, the Company's "Direct Store Delivery" (DSD) services. In fiscal 2004, drayage income represents a full year's activity as compared with approximately two months in fiscal 2003.

Gross profit margin

The following table presents the gross profit margin dollars and gross profit percentage for our segments:

                                                                                                  Percentage of Sales
                                                                                                  -------------------
Years Ended August 31,                                    2004              2003                 2004             2003
                                                             $                 $                    %                %
Prepackaged consumer
  products                                             126,298           104,594                 24.6             41.0
Foodservice                                              8,578             9,898                 34.5             39.2
Dairy components                                         7,715             8,921                 25.0             23.1
Franchising and licensing                                3,902             3,751                 26.2             23.5
                                                       -------           -------                 ----             ----
   Total                                               146,493           127,164                 25.0             38.0
                                                       =======           =======                 ====             ====

Gross profit dollars increased to $146,493,000 in fiscal 2004 from $127,164,000 in fiscal 2003 due to the increased sales in 2004 versus 2003. However, the Company's overall gross profit percentage for fiscal 2004 declined to 25% as compared to 38% for fiscal

2003. The overall percentage decline was due primarily to the decline in the Prepacked consumer products gross profit percentage which was impacted by the normally lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations. The gross profit margin for 2004 was additionally impacted by the pre-tax operating losses at Americana Foods LP (50.1% owned) of approximately $1,180,000. These losses were primarily due to plant production losses incurred during the installation of new production lines and the related start-up expenses which occurred in the fourth quarter of fiscal 2004. Foodservice's gross profit percentage declined to 34.5% in 2004 from 39.2% in 2003 due to higher butterfat costs and freight expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

                                                                                                   Percentage of Sales
                                                                                                   -------------------
Years Ended August 31,                                     2004           2003                        2004        2003
                                                              $              $                           %           %

Prepackaged consumer
   products                                              97,845         76,616                       19.0          30.0
Foodservice                                               6,516          7,222                       26.2          28.6
Dairy components                                          2,586          2,908                        8.4           7.5
Franchising and licensing                                 6,568          6,639                       44.0          41.6
Corporate                                                 1,616          1,703                        n/a           n/a
                                                         ------         ------
   Total                                                115,131         95,088
                                                         ======         ======

Selling, general and administrative expenses increased by $20,043,000 from $95,088,000 in 2003 to $115,131,000 in 2004 due primarily to the increase in selling, general and administrative expenses in the prepackaged consumer products' segment due to the increased level of sales. However, the Company continued to control spending over selling, general and administrative expenses such that selling, general and administrative expenses declined overall as a percentage of revenues to 18% for fiscal 2004 from 27% for fiscal 2003. Prepackaged consumer products selling, general and administrative expenses increased in 2004 primarily as a result of increased spending on trade promotions, marketing and advertising, and an increase in royalties associated with the sales of Atkins Endulge products and Godiva ice cream pints. The full-year results of 2004 were adversely impacted by $3,684,000 for the pre-tax write-off of the Weight Watchers' intangible license agreement asset. This write-off was required when CoolBrands was notified by Weight Watchers International on July 28, 2004 that the license agreement would not be extended.

Stock-based compensation expense

The 2004 fiscal year results were adversely impacted by a non-cash pre-tax compensation charge of $8,938,000 which represents the fair value of stock options granted to the Company's Co-CEO and Co-Chairman during the year. Consistent with recent changes in

Canadian GAAP, beginning in fiscal 2005 the Company will expense the fair value of all stock options granted.

Interest expense

Interest expense was $1,994,000 in fiscal 2004 compared with $1,990,000 in fiscal 2003.

Provision for income taxes

The effective tax rate was 38.6% in fiscal 2004 and 38.8% for fiscal 2003. The effective tax rate differs from the Canadian Federal/Principal Statutory Rate primarily due to our operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our future income tax assets or liabilities.

Net earnings

Net earnings improved 54% to $48,843,000 in 2004 as compared to $31,704,000 in 2003, but declined to 7.6% of total revenues in 2004 as compared to 8.9% of total revenues in 2003 due primarily to the normally lower margins generated by Americana Foods' manufacturing business and Eskimo Pie Frozen Distribution's distribution business. Net earnings were also adversely impacted by the non-cash after-tax stock-based compensation charge of approximately $5,349,000 related to stock options granted to the company's Co-Chairman and Co-CEO during the year.

Comparability of 2004 results with 2003

The Company's financial statements reflect the July 1, 2003 acquisition of the general partner interest and majority of the total partnership interest in Americana Foods LP (50.1% owned) and the July 6, 2003 acquisition of Dreamery ice cream and WholeFruit sorbet brands from Dreyer's Grand Ice Cream, Inc., as well as the right to the license for the Godiva ice cream brand, which was assigned to the Company and substantially all of the Haagen-Dazs frozen dessert distribution assets from Nestle Ice Cream Company, LLC. These acquisitions were accounted for under the purchase method of accounting and the Consolidated Statements of Earnings include the results of these acquisitions from the date of acquisition. In fiscal 2004, the revenues and operating results from Americana Foods, Eskimo Pie Frozen Distribution, and Super Premium pints represent a full year's activity as compared with approximately two months in fiscal 2003. In the fourth quarter of fiscal 2004, the revenues and operating results represent a full quarter's activity as compared with approximately two months in fiscal 2003. The first quarter of fiscal 2005, ended November 30, 2004, will be the first quarter following these acquisitions in which the Consolidated Statement of Earnings for the quarter can be directly compared with the prior-year period.

CoolBrands' revenues and operating expenses are generated in the United States and are recorded in U.S. dollars, but reported in our Consolidated Financial Statements in Canadian dollars. Thus, the exchange rates in effect from one reporting date to the same reporting date of the following fiscal year affect the variances between results actually reported. For purposes of comparison, assuming the same average exchange rate for the year ended August 31, 2004 as was in effect for the year ended August 31, 2003, CoolBrands would have reported revenues of $715,682,000 and net earnings of $54,379,000 for fiscal 2004, or approximately 11% greater than actually reported. In fiscal 2005, we will start reporting our financial results in U.S. dollars to eliminate this variable and to make comparisons between current and prior periods more meaningful to investors.

Summary of quarterly results

The following table presents a summary of our results for the last eight quarters:


Quarter ended                     August 31,                    May 31,               February 29,               November 30,
                                        2004                       2004                       2004                       2003
                                           $                          $                          $                          $
-----------------------------------------------------------------------------------------------------------------------------
Total revenues                       178,693                    187,170                    138,507                    138,450
Net earnings                          14,704                     14,989                     12,481                      6,669
Earnings per share
    Basic                               0.26                       0.27                       0.22                       0.12
    Diluted                             0.26                       0.26                       0.22                       0.12

Quarter ended                     August 31,                    May 31,               February 28,               November 30,
                                        2003                       2003                       2003                       2002
                                           $                          $                          $                          $
-----------------------------------------------------------------------------------------------------------------------------
Total revenues                       154,014                     81,908                     57,052                     64,299
Net earnings                          14,836                      8,957                      5,188                      2,723
Earnings per share
    Basic                               0.29                       0.17                       0.10                       0.05
    Diluted                             0.27                       0.17                       0.10                       0.05


The ice cream and frozen yogurt industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Fourth quarter of 2004

Revenues for the fourth quarter of fiscal 2004 increased to $178,693,000 from $154,014,000 for the same quarter last year, a 16% increase. Net earnings for the quarter were $14,704,000 ($0.26 basic and diluted earnings per share) as compared with net earnings of $14,836,000 ($0.29 basic and $0.27 diluted earnings per share) for the same quarter last year.

The growth in revenues for the fourth quarter of fiscal 2004 reflected increased revenues, primarily from the prepackaged consumer product segment attributable to Americana Foods, Eskimo Pie Frozen Distribution and our Super Premium Dreamery, Godiva and WholeFruit pints, offset by a marginal decline in sales from our base prepackaged consumer products. In the fourth quarter of fiscal 2004, sales increased by 20% to $164,597,000 from $137,678,000 for fiscal 2003.
In the fourth quarter of fiscal 2004, drayage and other income declined by 17% to $12,383,000 as compared with $14,991,000 for fiscal 2003. In the fourth quarter of fiscal 2004, revenues from Americana Foods, Eskimo Pie Frozen Distribution and our Super Premium pints represent a full quarter's activity as compared with approximately two months in fiscal 2003.

Gross profit percentage for the fourth quarter of fiscal 2004 declined to 24% as compared to 34% for the fourth quarter of fiscal 2003. The percentage decline was due to the impact of normally lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations. The fourth quarter of 2004 was additionally impacted by the pre-tax operating losses at Americana Foods LP (50.1% owned) of approximately $2,089,000. These losses were primarily due to plant production losses incurred during the installation of new production lines and the related start-up expenses which occurred in the fourth quarter of fiscal 2004.

Selling, general and administrative expenses for the fourth quarter of fiscal 2004 declined as a percentage of revenues to 18% from 24% for the fourth quarter of fiscal 2003. The fourth quarter results of 2004 were adversely impacted by $3,684,000 for the pre-tax write-off of the Weight Watchers' intangible license asset. This write-off was required when the Company was notified by Weight Watchers International on July 28, 2004 that the license agreement would not be extended.

On July 28, 2004, CoolBrands was notified that Weight Watchers International would not extend their license agreement with the Company. The loss of the Weight Watchers' license agreement will have a significant effect upon the Company's revenues and net earnings in fiscal 2005. Weight Watcher Smart Ones accounted for approximately $100,000,000 in sales for the Company in fiscal 2004 and we estimate that sales in fiscal 2005 will be approximately thirty-five percent of the sales generated in fiscal 2004.

During the fourth quarter of 2004, the sales of our base business (excluding sales from the fourth quarter 2003 acquisitions) declined approximately $29,924,000 when compared with sales in the fourth quarter of fiscal 2003. We attribute this decline primarily to the Better for You segment becoming mainstream. As a result, substantial competition increased in both product offerings and pricing strategies. In 2005, the increased competition will require us to rethink our pricing and promotion strategies for our Better for You products. Our strategy to be more competitive in both our everyday and promotional prices will likely adversely affect our Net earnings in fiscal 2005.

Increased competition became apparent in all segments and categories in the ice cream and frozen dessert industry during 2005, but accelerated in the fourth quarter. Both Unilever and Dreyer's/Nestle are pursuing aggressive growth strategies at the expense of other companies' market share and sacrificing their profitability. These competitors have increased the frequency of their promotions to increase their market shares. However, it appears to us that their strategy is not driving incremental sales, but simply replacing full price sales with promotion priced sales which adversely affects profitability. As a result, sales of our Super Premium pints suffered serious declines in sales year over year with even more dramatic declines quarter over quarter. This will require us to promote our Super Premium pints more frequently in order to maintain our market share in the Super Premium pint category.

Liquidity

The following sets forth certain measures of our liquidity:

Year ended August 31,                                                               2004                     2003
Cash and short term investments                                                 $ 84,700                  $30,140
Working capital                                                                 $159,355                  $85,734
Current ratio                                                                   2.6 to 1                 2.1 to 1


The increase in working capital of $73,621,000 was primarily due to an increases in cash of $54,560,000, in receivables of $30,067,000 and in inventory of $9,113,000, offset by a net increase in accounts payable and accrued liabilities of $15,839,000. We believe the combination of cash on hand and cash from operations will provide adequate liquidity to meet the requirements for our established business operations, capital expenditures and debt reduction for the 2005 fiscal year.

Cash flows from operating activities

The Company generated cash flow from operating activities of $57,453,000 for the year ended August 31, 2004 as compared with $9,640,000 for the year ended August 31, 2004 due primarily to the increase in net earnings (exclusive of depreciation and amortization) for 2004 as compared with 2003, an increase in receivables and inventories. This was offset by changes in other operating assets and liabilities, which were primarily driven by the timing of certain payments.

Cash used in investing activities

For fiscal 2004 net cash used for investing activities increased by $1,144,000 to $18,261,000 in 2004 from $17,117,000 in 2003.

The spending in 2004 was primarily to expand production capacity at Americana Foods whereas the majority of the spending or $13,409,000 in 2003 was for the acquisition of the Dreamery ice cream and WholeFruit sorbet brands from Dreyer's Grand Ice Cream, Inc., as well as the right for the Godiva ice cream brand, which was assigned by Dreyer's and substantially all of the Haagen-Dazs frozen distribution assets in the states of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland, and the District of Columbia from Nestle Ice Cream Company, LLC.

Cash provided by (used in) financing activities

In 2004, $19,816,000 was provided by financing activities as compared with $6,697,000 used in 2003. The exercise of stock options in 2004 provided $16,606,000 and Americana Foods' minority partner provided $8,891,000 as their share for the expansion of production capacity at Americana Foods. These additions were offset by the repayment of long-term debt of $7,697,000 and the increase in the secured revolving line of credit at Americana Foods of $2,016,000. In 2003, the cash used in financing activities resulted primarily from the repayment of long-term debt of $9,495,000, offset by an increase in the secured revolving line of credit at Americana Foods of $2,770,000.

Contractual obligations

The following table presents our contractual obligations:

                                        Total     Less than 1   1 - 3 years    4 - 5 years    After 5
                                                         year                                   years
Contractual
obligations                                 $               $             $              $          $
-----------------------------------------------------------------------------------------------------
Long-term debt                         35,797          10,634        25,140             23
Capital lease obligations                 747             548           199
Operating leases                       22,642           6,869        12,646          1,977      1,150
Purchase obligations                    2,304           2,304
Other long-term obligations             3,631                         3,631
                                      ---------------------------------------------------------------
Total contractual
obligations                            65,121          20,355        41,616          2,000      1,150
                                      ===============================================================


Capital resources

The Company has approximately U.S. $1,750,000 in commitments for capital projects at August 31, 2004. The capital projects are primarily for the continuing expansion of capacity at Americana Foods. The Company will use existing cash on hand and additional capital contribution from Americana Foods' minority partners to fund the completion of the expansion project. However, the Company has not ruled out the possibility that it will fund the completion of the expansion plus the previous capital spent by restructuring Americana Foods' long-term debt.

In addition to the commitments at year end, the Company is currently evaluating the potential acquisition of land and building adjacent to the Americana Foods plant in Dallas, Texas. If the property is acquired, the purchase price will be approximately U.S. $5,500,000, a portion of which we anticipate will be funded by a mortgage on the property.

Additionally, CoolBrands is committed to replacing the Weight Watcher Smart Ones business in 2005 and introducing additional new products to respond to the increase in competition in the ice cream industry for shelf space and market share. As a result, CoolBrands has made or is likely to make offers to retailers for new product introductory placement costs (slotting fees) of approximately $30,000,000.

Payment requirements

In connection with the acquisition of Eskimo Pie Corporation, a U.S. subsidiary borrowed U.S. $30,000,000 to finance the acquisition. The loan is payable in monthly installments of U.S. $250,000, which began December 1, 2000, with the remaining principal balance due on November 1, 2005. Interest on the term loan is payable monthly on the unpaid principal balance. All borrowings under the above loan agreement are guaranteed by CoolBrands and all of its significant subsidiaries. The principal balance outstanding at August 31, 2004 was U.S. $13,500,000.

On November 19, 2002, Americana Foods LP, which is owned 50.1% by CoolBrands, entered into a credit agreement with a financial institution that included a term loan of U.S. $10,000,000, which is secured by the Partnership's property, plant, and equipment. Principal payments are payable in fixed monthly installments of U.S. $80,739 and matures on November 19, 2007. The term of the loan bears interest at prime plus 0.5% (5.0% at August 31, 2004 and 4.5% at August 31, 2003).

The Partnership's amended credit agreement also includes a revolving loan of up to U.S. $7,000,000, subject to a borrowing base calculation, which bears interest at prime plus 0.5% (5.0% at August 31, 2004 and 4.5% at August 31,
2003) and was due on November 19, 2004. At August 31, 2004, approximately U.S. $2,517,000, was available to the Partnership under this loan. The revolving loan is secured by the Partnership's receivables and inventory and is classified as a current liability.

Subsequent events

December 22, 2004, CoolBrands announced that it entered into an agreement to acquire the yogurt business of Kraft Foods, Inc. (NYSE: KFT) for approximately U.S. $59,000,000. The acquired brands include Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts. Pursuant to the agreement, CoolBrands' wholly owned subsidiary, Integrated Brands, Inc., will purchase substantially all of Kraft's assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light N' Lively trademark and Kraft's manufacturing facility in North Lawrence, New York. The transaction, which is subject to regulatory approval, is expected to be completed in the first calendar quarter of 2005. CoolBrands expects to finance approximately U.S. $45,000,000 in bank debt and utilize cash to pay for the remainder of the purchase price. CoolBrands estimates that this acquisition will contribute approximately U.S. $40,000,000 to U.S. $45,000,000 in revenues and net earnings of approximately U.S. $2,000,000 to U.S. $2,500,000 in the last half of fiscal 2005.

As of the beginning of fiscal 2005, CoolBrands began accounting for the distribution of Dreyer's Grand Ice Cream Inc.'s ("Dreyer's") products as an independent distributor, changing from the previously used drayage basis, except for scanned based trading customers of Dreyer's. CoolBrands began purchasing products from Dreyer's and selling those products starting in fiscal 2005 to customers at wholesale. In connection with this change in the business arrangement with Dreyer's, CoolBrands purchased $7,987,000 of accounts receivable and $7,216,000 of inventory.

Risk factors and uncertainties

Inflation can significantly impact ice cream and frozen yogurt ingredients, including butterfat and packaging costs. In 2004 and 2003, CoolBrands passed on ingredient, energy and freight cost increases by raising prices on selected product lines. In 2005, CoolBrands believes that it will be able to pass on cost increases, if any, in the normal course of business within a relatively short period of time. However, the ability of CoolBrands to pass on cost increases will depend, to some extent, on whether its competitors have also done so. CoolBrands believes that, in the past, its competitors have passed on cost increases in a relatively short period of time.

CoolBrands products are ultimately purchased by the global retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict. Management believes that CoolBrands' family of products is based on well established brand names and is easily adaptable to meet changes in consumer tastes and demands.

CoolBrands derives a substantial portion of its revenues from its operations in the United States. The U.S. market for frozen desserts is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, CoolBrands may encounter additional and more intense competition. Such competitors have greater name recognition and more extensive financial, technological, marketing and personnel resources than CoolBrands. In addition, CoolBrands may experience increased competition in its other markets as its competitors expand their international operations.

CoolBrands existing shelf space in supermarkets, club stores and convenience stores for ice cream and frozen dessert treats is at risk due to decisions by CoolBrands' customers. The Company's existing shelf space for our products, along with that of all other products, is reviewed at least annually by our customers. Supermarket, club store and convenience store chains reallocate their total shelf space taking into effect a number of variables, including the number of new products being introduced at any given time, the amount of new product placement fees (slotting fees) being offered by companies in the ice cream and frozen dessert industry and by changing consumer tastes and fads. As a result, CoolBrands is subject, in any given year, to the loss of shelf space with its customers and the loss in revenues associated with the sale of those products. CoolBrands responds to this action by developing and introducing new products annually which will either maintain or increase its shelf space. There is also substantial risk that the sales of such new products will not be as successful as CoolBrands had previously estimated or as successful as new products introduced by CoolBrands in the past. The risks associated with the reallocation of shelf space by our customers and the development and introduction of new products could have a substantial adverse impact upon CoolBrands' financial position and results of operations.

CoolBrands is subject to risks with respect to its cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, CoolBrands has used hedging contracts to reduce its exposure to such risks with respect to its raw material costs.

CoolBrands has made, and may in the future make acquisitions of, or significant investments in, businesses or assets with complementary products or unrelated industries. Acquisitions involve numerous risks, including but not limited to:
1) diversion of management's attention from other operational matters; 2) the inability to realize expected synergies from the acquisition; 3) impairment of acquired intangible assets as a result of worse-than-expected-performance of the acquired operations; 4) integration and retention of key employees; and 5) integration of operations. Mergers and acquisitions are inherently subject to significant risks, and the inability to effectively manage these risks could materially and adversely affect CoolBrands' business, financial condition and results of operations.

CoolBrands operates in some countries that are subject to potential political and economic uncertainty. Such factors, beyond the control of CoolBrands, are lessened because of international diversification and the sharing of risks with Master and Sub-franchises.

CoolBrands is subject to currency exchange risks since most of its subsidiaries report and transact business in U.S. dollars. Risks are minimized by the subsidiaries transacting purchases and recording the related sales in the same currency. From time to time, CoolBrands has also used forward exchange contracts to minimize exchange risk exposure.

Transactions with related parties

Calip Dairies, Inc. ("Calip"), an ice cream distributor owned by an officer, director and shareholder of the Company, has a management agreement with Integrated Brands Inc., which the Company acquired in March 1998. This agreement terminates on December 31, 2013 and thereafter shall automatically renew December 31 of each year for an additional one-year term, unless terminated under certain conditions.

Under the agreement, Calip provides management services to Integrated Brands for an annual fee of U.S. $1,300,000 effective July 1, 2003, prior to which the fee was U.S. $1,000,000. Such management fees incurred for the year ended August 31, 2004 were $1,731,000 (U.S. $1,300,000) (2003 - $1,556,000 (U.S. $1,050,000)). At
August 31, 2004, the $1,119,000 (2003 - $754,000) balance of payables -
affiliates represents payables to Calip.

Integrated Brands Inc. also has a distribution agreement with Calip for distribution of the Company's products in the New York Metropolitan Area, Fairfield County in the state of Connecticut, and New Jersey. The distribution agreement continues until December 31, 2007 and thereafter shall automatically renew on December 31 of each year while the agreement is in effect for an additional one-year term, unless terminated under certain conditions. The distribution agreement is terminable by either party on sixty-days' notice. Sales of products to Calip were $16,037,000 for the year ending August 31, 2004 (2003 - $12,624,000). At August 31, 2004, $5,113,000 of the receivables -
affiliates represent receivables from Calip (2003 - $3,185,000). The transactions with Calip occur in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

Critical accounting policies

The accounting policies discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely developed exactly as forecast, and our management's best estimates may require adjustment.

Management believes that the following are critical accounting policies:

Allowance for doubtful accounts

We have an allowance for doubtful accounts for estimated losses resulting from customers' inability to pay amounts owed to us, for unresolved amounts that our customers have refused to pay due to disputes over promotions, co-op advertising and new product introductory allowances (slotting fees).

The allowance is a combination of specific and general reserves based upon our evaluation of the customers' ability to pay determined by our assessment of their liquidity and financial condition through credit rating agencies, or the credibility of backup provided on disputed amounts. Write-offs against the allowances generally occur after we assess the particular customer's liquidity, financial condition and their basis for non-payment on disputed items and conclude that collection is highly unlikely. Our estimates of losses bear the risk of change due to the uncertainty of determining the likelihood of customer non-payment. The general reserve includes an amount for our Foodservice customers' price volume rebates.

Accrual for promotion and co-op advertising expenses

CoolBrands estimates promotion expenses for each of our customers, excluding our DSD customers, who receive off invoice promotion allowances, using a detail annual plan consisting of each promotion offered to each customer. The promotional sales volume is estimated using the sales history of each customer when the product or like product was previously promoted. An estimate of the promotion expense is then calculated using the estimated sales volume and the specific promotion dollar amount offered for each particular promotion. The estimates for all promotions for all customers are accumulated and recorded as expense in the accounting period in which the promotion runs. The results of all promotions are updated monthly, after the fact, with actual sales promotion volume. If actual sales were to be substantially higher than estimated, this could cause an additional promotions expense to be recorded. The amount of these accruals are recognized by the Company as a reduction of its accounts receivables.

Inventory valuation method

Inventory is valued at the individual item level using the cost method which values inventory at the lower of cost or market. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which is generally the inventory item's selling price. CoolBrands reviews its inventory levels in order to identify slow-moving and obsolete inventory, which requires adjustment and evaluates the potential for slow-moving and obsolete inventory by analyzing historical and anticipated demand. If actual demand were to be substantially lower than estimated, an additional allowance for excess and obsolete inventory might be required.

Goodwill and intangible assets

Goodwill and intangible assets resulting from acquisitions are tested at least annually using fair value approach, which requires the use of estimates and judgment. To the extent the carrying amount of goodwill may not be recoverable and exceeds its fair value, an impairment charge would be recorded.

Income taxes

We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We also record a valuation allowance against our future tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized.

Our effective tax rate in a given financial statement period may be materially impacted by the changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance. We currently expect the fiscal 2005 effective tax rate to be within the range of 39 percent to 40 percent. The ultimate rate will depend on several variables, including the mix of earnings between domestic and international operations and the overall level of earnings, and could also be affected by the resolution of tax contingencies for amounts different from our current estimates.

Stock-based compensation

The Company has a stock option plan for directors, officers, consultants and key employees. No compensation expense is recognized in accounting for stock options in the Company's Consolidated Statements of Earnings, except for stock-based compensation expense for stock options granted to consultants and non-employee directors, which is measured at the estimated fair value at the date of the grant and expensed. When options are exercised, the amount received is credited to share capital. If compensation expense for our stock-based compensation resulting from the grant of stock options to employees, officers and employee directors had been determined in accordance with the fair value approach, pro forma net earnings would have been lower than GAAP net earnings for the years ended August 31, 2004 and 2003. See Note 1 and Note 7 of the Notes to the Consolidated Financial Statements for a further discussion of our stock-based compensation.

Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates, among other things, the degree of probability of an unfavourable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.


Changes in accounting policies and initial adoptions of new accounting policies

The Company initially adopted the following new accounting policies for the year ended August 31, 2004.

Disclosure of Guarantees

On September 1, 2003, the Company adopted, on a prospective basis, the CICA Accounting Guideline 14, "Disclosure of Guarantees". Under the guideline, the Company is required to disclose the nature, the maximum potential amount of future payments, the carrying amount of any liability, and the nature of any recourse provisions of all significant guarantees.

Impairment of long-lived assets

On September 1, 2003, the Company adopted CICA Handbook Section 3063, "Impairment of Long-Lived Assets", which requires the Company to test for impairment loss of long-lived assets to be held and used when events or changes in circumstances occur which may cause their carrying value to exceed the total undiscounted cash flows expected from their use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. The adoption of this standard did not have any material effect on the Company's consolidated financial statements.

Disposal of long-lived assets and discontinued operations

On September 1, 2003, the Company adopted CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It supersedes the former Section 3475, "Discontinued Operations". Under this section, an asset classified as held for sale is measured at the lower of its carrying amount or fair value less disposal costs, and is not depreciated while classified as held for sale. The adoption of this standard did not have any material effect on the Company's consolidated financial statements.

Change in accounting policy for fiscal year beginning September 1, 2004

Effective September 1, 2004, the Company will adopt, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements. The effect of this change in accounting policy will be to reduce retained earnings at September 1, 2004 by $20,688,000, with a corresponding increase to reported contributed surplus.

Annual Information Form

Additional information relating to CoolBrands, including CoolBrands' Annual Information Form, is available on SEDAR at www.sedar.com

Outstanding share data

As of January 4, 2005, the Company had 49,891,068 subordinate voting shares, 6,029,865 multiple voting shares and 3,740,000 stock options outstanding.

Outlook

Fiscal 2005 presents CoolBrands with significant challenges and opportunities. We are replacing our Weight Watchers business with the introduction of No Pudge!, our new Better for You category brand. Our new product introductions are part of over 250 new products being introduced in the industry for 2005. This is significantly higher than historically for new product introductions. This will require increased spending on both the new product placement fees (slotting fees) and price promotions. We face strong competition for market share from major competitors. Competition in the ice cream and frozen dessert industry for market share will require us to immediately moderate the average selling prices for much of our line and increase the frequency of our price promotions.These actions are likely to adversely impact our profitability. In summary, 2005 will be a year that challenges CoolBrands to regain and increase its market share at the expense of profitability, but it is a challenge we must deal with before we can restore the fundamentals of profitable growth. However, we believe CoolBrands' assets, including our cash and short-term investments on hand, newly developed products, Americana Foods' manufacturing capacity and Eskimo Pie Frozen Distribution's capabilities, are well positioned to respond to these challenges.

This management discussion and analysis includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

AUDITORS' REPORT

To the Shareholders of CoolBrands International Inc.:

We have audited the consolidated balance sheets of CoolBrands International Inc. as at August 31, 2004 and 2003 and the consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations, and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On November 30, 2004, we reported separately to the Directors of CoolBrands International Inc., on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles and including an additional note of Differences between Canadian and United States generally accepted accounting principles.


BDO DUNWOODY LLP




Chartered Accountants
Toronto, Ontario
November 30, 2004 (Except for Note 14 (a), which is as of December 22, 2004.)

Consolidated Balance Sheets as at August 31, 2004 and 2003
  (in thousands of dollars)

                                                                                   2004                             2003
                                                                                      $                                $
Assets
Current Assets:
Cash and short-term investments                                                  84,700                           30,140
Receivables (note 3)                                                             88,419                           60,807
Receivables - affiliates (note 12)                                                5,113                            3,185
Inventories                                                                      64,618                           55,604
Prepaid expenses                                                                  7,818                            9,722
Future income taxes (note 8)                                                      6,461                            1,930
                                                                                ----------------------------------------
Total current assets                                                            257,129                          161,388
Future income taxes (note 8)                                                      4,255                            2,977
Property, plant and equipment (note 4)                                           37,829                           28,349
License agreements, net of accumulated amortization of $3,977                     7,567                           12,357
    (2003 - $4,265)
Intangible and other assets (note 5)                                              8,471                            9,084
Goodwill                                                                         96,562                           99,695
                                                                                ----------------------------------------
                                                                                411,813                          313,850
                                                                                ========================================

                                                                                   2004                             2003
                                                                                      $                                $
Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable                                                                 49,384                           27,339
Payables - affiliates (note 12)                                                   1,119                              754
Accrued liabilities                                                              27,156                           33,530
Income taxes payable                                                              6,499                            5,204
Future income taxes (note 8)                                                      2,434                            3,144
Current maturities of long-term debt (note 6)                                    11,182                            5,683
                                                                                ----------------------------------------
Total current liabilities                                                        97,774                           75,654
Long-term debt (note 6)                                                          25,362                           38,671
Other liabilities                                                                 3,631                            3,984
Future income taxes (note 8)                                                      4,790                            4,722
Total liabilities                                                               131,557                          123,031
                                                                                ----------------------------------------
Minority interest                                                                10,649                            2,968
                                                                                ----------------------------------------
Commitments and contingencies (notes 10 and 11)
Shareholders' Equity
Capital stock (note 7)                                                          139,012                          122,406
Contributed surplus (note 7)                                                     24,904
Cumulative translation adjustment                                               (17,501)                          (8,904)
Retained earnings                                                               123,192                           74,349
                                                                                ----------------------------------------
Total shareholders' equity                                                      269,607                          187,851
                                                                                ----------------------------------------
                                                                                411,813                          313,850
                                                                                ========================================

See accompanying notes to consolidated financial statements.

Approved by the Board,

         "David J. Stein"
   _____________________________________, Director

         "Romeo DeGasperis"
   _____________________________________, Director

Consolidated Statements of earnings for the years ended August 31, 2004 and 2003
   (in thousands, except for earnings per share data)

                                                                                   2004                   2003
                                                                                      $                      $
Revenues:
Sales                                                                           584,951                335,034

Franchising and licensing revenues:
Royalty income                                                                    2,756                  2,716
Franchise and license fees                                                        1,549                  1,804
Consumer products license fees                                                      481                    741
Drayage and other income                                                         53,083                 16,978
                                                                                ------------------------------
Total revenues                                                                  642,820                357,273
                                                                                ------------------------------
Operating expenses:
Cost of goods sold                                                              438,458                207,870
Selling, general and administrative expenses                                    115,131                 95,088
Stock-based compensation expense                                                  8,938
Interest expense                                                                  1,994                  1,990
                                                                                ------------------------------
Total operating expenses                                                        564,521                304,948
                                                                                ------------------------------
Minority interest                                                                (1,275)                    541
                                                                                ------------------------------
Earnings before income taxes                                                     79,574                 51,784
                                                                                ------------------------------
Provision for income taxes (note 8):
Current                                                                          35,629                 17,536
Future                                                                          (4,898)                  2,544
                                                                                ------------------------------
                                                                                 30,731                 20,080
                                                                                ------------------------------
Net earnings                                                                     48,843                 31,704
                                                                                ==============================

Earnings per share:
Basic                                                                              0.88                   0.61
Diluted                                                                            0.87                   0.59
Weighted average shares outstanding:
Shares used in per-share calculation - basic                                     55,441                 51,746
Shares used in per-share calculation - diluted                                   56,329                 53,992

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity for the years ended August 31, 2004 and 2003
   (in thousands)


                                                  Capital Stock                      Contributed      Cumulative    Retained
                                                                                         surplus     translation    earnings
                                                                                                      adjustment
                               -------------------------------------------------   ------------------------------------------
                                    Class A       Class B    Warrants    Amount                $               $           $
                                Subordinate   Subordinate           #         $
                                     voting        voting
                                     shares        shares
                                          #             #
                               -------------------------------------------------   ------------------------------------------

Balance at August 31,  2002          45,497         6,209         100   122,378          -                 5,685      42,645
Net earnings                                                                                                          31,704
 Foreign currency                                                                                        (14,589)
 translation adjustment
Issuance of shares for                  102                                 172
 stock options exercised
Expense related to the                                                     (144)
 exercise of special warrants
Multiple voting shares                   30           (30)
 converted to subordinate
 voting shares
                               -------------------------------------------------   ------------------------------------------
Balance at August 31, 2003           45,629         6,179         100   122,406           -               (8,904)      74,349
Net earnings                                                                                                           48,843
Foreign currency                                                                                          (8,597)
 translation adjustment
Issuance of shares for stock          3,985                              15,931
 options exercised
Issuance of shares for                  100                      (100)      675
 warrants exercised
Multiple voting shares                  149          (149)
 converted to subordinate
 voting shares
Tax benefit relating to                                                                   15,966
 exercise of non-qualified
 stock options
Fair value of stock options                                                                8,938
 granted
                               -------------------------------------------------   ------------------------------------------
Balance at August 31, 2004           49,863         6,030           -   139,012           24,904         (17,501)     123,192
                               =================================================   ==========================================



                    See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended August 31, 2004 and
2003
(in thousands of dollars)


                                                                                                  2004                   2003
                                                                                                     $                      $
  Cash and short-term investments provided by (used in):

  Operating activities:
  Net earnings                                                                                  48,843                 31,704
  Items not affecting cash
        Depreciation and amortization                                                            9,738                  4,801
        Stock-based compensation expense                                                         8,938
        Future income taxes                                                                     (4,898)                 2,544
        Loss on sale of asset held for sale                                                                               390
        Minority interest                                                                       (1,275)                   541
  Changes in current assets and liabilities, net of businesses acquired
        Receivables                                                                            (28,118)                (5,172)
        Receivables - affiliates                                                                (1,949)                   844
        Allowance for doubtful accounts                                                            168                 (1,087)
        Inventories                                                                             (9,113)                (9,065)
        Prepaid expenses                                                                         1,924                 (2,900)
        Accounts payable                                                                        22,286                 (7,476)
        Payables - affiliates                                                                      369                   (240)
        Accrued liabilities                                                                     (6,447)                (2,293)
        Income taxes payable                                                                    17,273                 (2,292)
        Other assets                                                                                71                    364
        Other liabilities                                                                         (357)                (1,023)
                                                                                   ---------------------------------------------

  Cash provided by operating activities                                                         57,453                  9,640
                                                                                   ---------------------------------------------

  Investing activities:

  Purchase of leasehold improvements and equipment                                            (17,791)                (5,736)
  Purchase of intangible assets                                                                  (102)                  (113)
  Purchase of license agreements                                                                 (399)                (1,482)
  Acquisitions, net of cash acquired                                                                                 (13,409)
  Proceeds from asset held for sale                                                                                     3,283
  Repayment of notes receivable                                                                     31                    340
                                                                                   ---------------------------------------------
  Cash used in investing activities                                                           (18,261)               (17,117)
                                                                                   ---------------------------------------------




  Financing activities:

  Change in revolving line of credit, secured                                              2,016                 2,770
  Capital contributions from Partnership's minority partner                               11,554
  Return of capital contribution to Partnership's minority partner                        (2,663)
  Proceeds from issuance of Class A and B shares                                          16,606                   172
  Repayment of long-term debt                                                             (7,697)               (9,495)
  Expense from special warrants                                                                                   (144)
                                                                            ---------------------------------------------
                                                                                          19,816                (6,697)
  Cash provided by (used in) financing activities
                                                                            ---------------------------------------------
  Decrease in cash flows due to changes in foreign exchange rates                         (4,448)               (2,772)
                                                                            ---------------------------------------------

  Increase (decrease) in cash and short-term investments                                  54,560               (16,946)

  Cash and short-term investments - beginning of year                                     30,140                47,086
                                                                            ---------------------------------------------

  Cash and short-term investments - end of year                                           84,700                30,140
                                                                            =============================================



                    See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements for the years ended August 31, 2004 and 2003
(Tabular amounts are expressed in thousands of dollars, except per share data)

note 1

Description of business and summary of significant accounting policies

CoolBrands International Inc. (the "Company") manufactures, markets, distributes, sub-licenses and sells a variety of branded frozen dessert products to supermarkets, grocery stores, club stores, convenience stores, gourmet shops and delicatessens in Canada, the United States and certain foreign countries. The Company also operates a "direct store delivery" (DSD) frozen distribution system in the United States that delivers the Company's frozen dessert products, as well as those of third party "partner brand" manufacturers, directly to retailers' store locations. The Company also manufactures frozen desserts and other food products on a contract basis, including "store brand" (private label) products for retailers. The Company franchises frozen yogurt and ice cream stores, dip shops and family style restaurants throughout Canada, the United States and over 80 foreign countries. The Company also manufactures and sells soft-serve frozen yogurt and ice cream mixes, a variety of flavors and ingredients and flexible packaging.

Basis of presentation

The consolidated financial statements are prepared by management using accounting principles generally accepted in Canada and include all wholly and majority owned subsidiaries. All significant intercompany transactions of consolidated subsidiaries are eliminated. Acquisitions recorded as purchases are included in the statement of earnings from the date of acquisition. All amounts are reported in Canadian dollars unless otherwise indicated.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated.

Changes in accounting policies

Disclosure of guarantees

On September 1, 2003, the Company adopted, on a prospective basis, the CICA Accounting Guideline 14, "Disclosure of Guarantees". Under the guideline, the Company is required to disclose the nature, the maximum potential amount of future payments, the carrying amount of any liability, and the nature of any recourse provisions of all significant guarantees.

Impairment of long-lived assets

On September 1, 2003, the Company adopted CICA Handbook Section 3063, "Impairment of Long-Lived Assets", which requires the Company to test for impairment loss of long-lived assets to be held and used when events or changes in circumstances occur which may cause their carrying value to exceed the total undiscounted cash flows expected from their use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. The adoption of this standard did not have any material effect on the Company's consolidated financial statements.

Disposal of long-lived assets and discontinued operations

On September 1, 2003, the Company adopted CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It supersedes the former Section 3475, Discontinued Operations. Under this section, an asset classified as held for sale is measured at the lower of its carrying amount or fair value less disposal costs, and is not depreciated while classified as held for sale. The adoption of this standard did not have any material effect on the Company's consolidated financial statements.

Cash and short-term investments

All highly liquid commercial paper purchased with maturities of three months or less is classified as a cash equivalent. Cash equivalents are stated at cost, which approximates market value.

Inventories

Inventories consist primarily of ice cream, frozen yogurt and frozen dessert products, food supplies and packaging. Inventories are valued at the lower of cost and net realizable value, with cost determined principally by the first-in, first-out (FIFO) method.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings and leasehold improvements and equipment is provided by the straight-line or declining balance methods, using the estimated useful lives of the assets, principally 20 to 38 years and 2 to 10 years, respectively. Store leasehold improvements are amortized on a straight-line basis over the terms of the leases, principally 5 to 10 years.

Trademarks, license agreements and franchise agreements and rights

Trademarks, license agreements and franchise agreements and rights are stated at cost less accumulated amortization. Amortization is provided by the straight-line method using the terms of the agreements, which range from 4 to 20 years.

Goodwill

Goodwill is evaluated annually for possible impairment. The Company uses an estimate of the related reporting units' discounted future cash flows in determining if the fair value of the reporting units is recoverable. Any permanent impairment in the value of goodwill would be written off against earnings. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2004. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Revenue recognition

Revenue from sales of the Company's products is recognized at the time of sale, which is generally when products are shipped to customers.

Revenue from sales by Company-owned and operated stores is recognized when products are purchased by customers.

Master franchise fee revenues are recognized at the time the Company has received the deposit specified in the master franchise agreement, has substantially performed all significant services to be provided in accordance with the terms of the agreement and when collectibility is reasonably determinable.

Single store franchise fees are recognized as revenue when the franchise application is approved, cash payments are received, and the Company has performed substantially all services required under the agreement.

Continuing franchise royalties are based on a percentage of gross sales as reported by the franchisees or gross products purchased by the franchisees. These fees are recognized on an accrual basis as they are earned.

Revenue from Drayage income is recognized at the time the product is delivered for the vendor to their customer by the Company.

Advertising

The Company spends a significant amount of its advertising dollars with its supermarket customers in the form of co-operative advertising in the chains' weekly circulars. The remainder of the Company's advertising is spent on media and other direct advertising. All advertising costs are expensed as incurred. The Company spent $7,455,000 on advertising for the year ended August 31, 2004 (2003 - $5,131,000).

Product introductory costs

The Company capitalizes certain product introductory placement costs (i.e., slotting fees) paid to customers, which are incurred to develop new markets for new and existing products sold for the first time. The payment of such fees is common in the industry. These costs are expensed over a twelve-month period. Product introductory expense was $9,339,000 for the year ended August 31, 2004 (2003 - $11,713,000).

Financial instruments

The carrying amount of financial instruments including cash and short-term investments, receivables, receivables - affiliates, accounts payable, payables - affiliates, accrued liabilities and income taxes payable approximates fair value at August 31, 2004, because of the relatively short maturity of these instruments.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and short-term investments and receivables. The Company attempts to minimize credit risk with respect to receivables by reviewing customers' credit history before extending credit, and by regularly monitoring customers' credit exposure. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Earnings per share

The Company uses the treasury stock method to determine the dilutive earnings per share.

Foreign currency translation

Translation gains or losses of accounts of foreign subsidiaries considered financially and operationally self-sustaining are deferred as a separate component of shareholders' equity until there has been a realized reduction in the net investment.

Foreign currencies are translated into Canadian dollars using the average exchange rate for the year for items included in the Consolidated Statements of Earnings. Foreign currencies are translated into Canadian dollars using the current rate for assets and liabilities included in the consolidated balance sheets except for earnings reinvested in the business, which are translated at historical rates.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Option Plan

The Company has a stock option plan for directors, officers, consultants and key employees. No compensation expense is recognized in accounting for stock options in the Company's Consolidated Statements of Earnings, except for stock-based compensation expense for stock options granted to consultants and non-employee directors which is measured at the estimated fair value at the date of grant and expensed. When options are exercised the amount received is credited to share capital. Pro forma stock-based compensation expense information is included in note 7.

Reclassifications

Certain 2003 amounts have been reclassified to conform with the 2004 presentation.

Note 2
Acquisitions

a. 2003 Acquisitions

Effective July 1, 2003, the Company acquired the general partner interest and majority of the total partnership interests in Americana Foods LP, located in Dallas, Texas. Americana Foods is one of the largest and most versatile frozen dessert manufacturing facilities in the U.S., and currently supplies a wide variety of soft-serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well-known national retailers, food companies and restaurant chains, including Sam's Club, TCBY Enterprises and Silhouette Brands. Americana Foods also manufactures and sells products for the foodservice channel such as dairy mixes for preparing mashed potatoes which are extensively used to standardize quality and reduce labor costs in on-site food preparations.

The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:


                 Fair value acquired:                            $          Purchase Consideration:                    $

                   Current assets                           22,396
                   Property, plant                           7,879
                       and equipment
                                                     --------------
                                                            30,275
                   Less: Liabilities                        30,275
                                                     --------------                                      ----------------

                                                          Nil                                                  Nil
                                                     ==============                                      ================


On July 6, 2003, the Company acquired the Dreamery'r' ice cream and WholeFruit'TM' sorbet brands from Dreyer's Grand Ice Cream, Inc., as well as the right to the license for the Godiva'r' ice cream brand, which was assigned by Dreyer's and substantially all of the Haagen-Dazs frozen dessert distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland and the District of Columbia from Nestle Ice Cream Company, LLC.

The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:


                 Fair value acquired:                             $     Purchase consideration:                        $

                   Current assets                            10,971       Cash                                    13,409
                   Option to purchase City  of                2,438
                       Industry, CA. facility
                                                      --------------                                     ----------------

                                                             13,409                                               13,409
                                                      ==============                                     ================


Note 3
Receivables


                                                                                        2004                             2003
                                                                                           $                                $
      Trade accounts receivable                                                       91,764                           64,217
      Franchise and license fees receivable                                              680                              423
      Notes receivable, current maturities                                               141                              167
                                                               -------------------------------- --------------------------------
                                                                                      92,585
                                                                                                                       64,807
      Less:  Allowance for doubtful accounts                                           4,166                            4,000
                                                               -------------------------------- --------------------------------
                                                                                      88,419                           60,807

                                                               ================================ ================================



Note 4
Property, plant and equipment


                                                                          2004                             2003
                                                                             $                                $
      Land                                                               1,217                            1,280
      Buildings                                                         14,255                            8,432
      Machinery and equipment                                           32,050                           25,290
      Leasehold improvements                                             3,083                            3,257
                                                             -----------------------------------------------------
                                                                        50,605                           38,259
      Less: Accumulated depreciation and amortization
          Buildings                                                      1,356                              866
          Machinery and equipment                                       10,230                            8,057
          Leasehold improvements                                         1,190                              987
                                                             -----------------------------------------------------
                                                                        37,829                           28,349
                                                             =====================================================


Note 5
Intangible and other assets


                                                                                2004                             2003
                                                                                   $                                $
      Trademarks                                                               4,275                            4,421
      Franchise agreements and rights                                            729                              756
      Territorial agreements                                                     396                              425
      Purchase option - land and building                                      2,371                            2,495
      Notes receivable                                                           143                              168
      Other                                                                    2,645                            2,715
                                                               ---------------------------------------------------------
                                                                              10,559                           10,980
      Less:  Accumulated amortization

          Trademarks                                                           1,389                            1,203
          Franchise agreements and rights                                        303                              280
          Territorial agreements                                                 396                              413
                                                               ---------------------------------------------------------
                                                                               8,471                            9,084
                                                               =========================================================

Note 6

Long-term debt

                                                                               2004                             2003
                                                                                  $                                $
      Term loan, unsecured                                                   17,890                           22,518
      Term loans, secured                                                    12,004                           13,292
      Revolving line of credit, unsecured                                                                      2,770
      Revolving loan, secured                                                 5,903                            4,112
      Capitalized leases                                                        747                            1,662
                                                                   ----------------------------------------------------
                                                                             36,544                           44,354
      Less:  Current maturities                                              11,182                            5,683
                                                                   ----------------------------------------------------

                                                                             25,362                           38,671
                                                                   ====================================================


In connection with the acquisition of Eskimo Pie Corporation, a U.S. subsidiary borrowed U.S. $30,000,000, to finance the acquisition. The unsecured term loan is payable in monthly installments of U.S. $250,000, with the remaining principal balance due November 1, 2005. Interest is payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates, plus applicable margins were the lower of prime plus 0.5% or libor plus 2.0% (3.48% at August 31, 2004). As of August 31, 2004 and 2003, the term loan balance was U.S. $13,500,000, U.S. $16,250,000, respectively.

All borrowings under the above unsecured term loan agreement are guaranteed by the Company. The agreement contains restrictions relating to the payment of dividends, rental obligations, liens, indebtedness, dispositions of property, change in the nature of its business, change in ownership and requires that the net proceeds from the sale (other than in the ordinary course of business) of any assets of Eskimo Pie Corporation must be utilized to reduce the then outstanding principal balance of the term loan. In addition, the Company must maintain certain financial ratios and limit capital expenditures to U.S. $5,000,000 during any fiscal year.

The subsidiary also has a U.S. $10,000,000 unsecured revolving credit facility. The revolving credit facility is available for general corporate purposes and has a maturity date of November 30, 2004. Interest is payable monthly on the unpaid principal balance of borrowings under this facility with an interest rate of libor plus 2%. The subsidiary agreed to pay a fee of 0.25% per annum on the unused portion of the commitment. As of August 31, 2004, the subsidiary has U.S. $10,000,000 of available credit under the revolving credit facility.

On November 19, 2002, a limited partnership, which is owned 50.1% by the Company, entered into a credit agreement with a financial institution that includes a term loan of U.S. $10,000,000, which is secured by the partnership's property, plant and equipment. Principal payments are payable in fixed monthly installments of U.S. $80,739 based upon a fifteen-year amortization and matures on November 19, 2007. The loan bears interest at prime plus 0.5% (5.0% at August 31, 2004 and 4.5% at August 31, 2003).

The Partnership's credit agreement, which was amended on June 16, 2004, includes a revolving loan up to $7,000,000, subject to a borrowing base calculation, and bears interest at Prime plus 0.5% (5.0% at August 31, 2004 and 4.5% at August 31, 2003) and is due on November 19, 2004. At August 31, 2004 approximately U.S. $2,517,000 was available to the Partnership under this loan. The revolving loan is secured by the Partnership's accounts receivable and inventory and is classified as a current liability.

On June 16, 2004 the Partnership executed an amendment to the credit agreement. Pursuant to this amendment, a fixed charge coverage ratio of 2:1 and a debt-to-tangible net worth ratio of 3:1 must be maintained and the minimum tangible net worth requirement was increased to U.S. $17,500,000 effective June 16, 2004.

Repayments of long-term debt due in each of the next five years are as follows:


                                                                              $
                           2005                                          11,182
                           2006                                          14,856
                           2007                                             824
                           2008                                           9,659
                           2009                                              23
                                                            ----------------------

                                                                         36,544
                                                            ======================


Interest paid during the year ended August 31, 2004 was approximately $1,923,000 (2003 - $1,980,000).


Note 7
Shareholders' equity and stock options
(thousands of shares)

Capital Stock
Capital stock consists of the following at August 31, 2004:


                                                                Authorized             Shares
                                                                    Shares        Outstanding   Paid-In-Balance
                                                                         #                  #                 $
                                                         ---------------------------------------------------------
            Class A Subordinate voting shares                      200,000             49,863           122,128
            Class B Multiple voting shares                         200,000              6,030            16,884



Class A subordinate voting shares have a preferential right to receive cash dividends when, as and if declared by the Board of Directors. Class B multiple voting shares can be converted at any time into an equivalent number of Class A subordinate voting shares. The Class A subordinate voting shares are entitled to one vote per share and the Class B multiple voting shares are entitled to ten votes per share.

Contributed surplus

Contributed surplus represents the reduction in income taxes payable resulting from the exercise of non-qualified stock options by employees of a U.S. subsidiary and the fair value of stock options granted to the Company's Co-CEO and Co-Chairman.

Stock options

Under the Company's stock option plans, non-qualified options to purchase subordinate voting shares are granted to directors, officers, consultants and key employees at exercise prices equal to the fair market value of the stock at the date of grant. On November 1, 2002 the Company's shareholders approved The 2002 Stock Option Plan, which reserved 5.17 million options for issuance and limited the number of options that may be granted in any one fiscal year to 2.5% of outstanding shares. On February 27, 2004 the Company's shareholders approved the elimination of the limitation on the number of options that may be granted in any one fiscal year.

The following table summarizes stock option activity for all stock option plans:


                                                                  Shares             Weighted            Weighted
                                                                                      Average             Average
                                                                               Exercise Price         Contractual
                                                                                                  Life (in years)
                                                      -------------------    ----------------- -- ------------------
     Outstanding at August 31, 2002                               3,303                  3.41                 2.9

     Granted                                                      1,298                  5.40
     Exercised                                                     (102)                 1.69
     Expired                                                       (127)                 5.72
     Cancelled                                                      (10)                 1.25
                                                      -------------------    ----------------- -- ------------------
                                                                  4,362                  3.98                 2.7
     Outstanding at August 31, 2003

     Granted                                                      3,420                 20.03
     Exercised                                                   (3,986)                 4.00
     Cancelled                                                      (20)                 8.35
                                                      -------------------    ----------------- -- ------------------

     Outstanding at August 31, 2004                               3,776                 18.47                 4.2
                                                      ===================    ================= == ==================
                                                                  3,387                 19.86
     Options exercisable at August 31, 2004
                                                      ===================    ================= == ==================


The following table summarizes stock options outstanding, exercisable and exercise price range at August 31, 2004:

                 Outstanding              Exercisable               Exercise price
                                                                             range
                          #                         #                           $
      -----------------------    ----------------------     -----------------------
                         210                       39                   1.15-1.35
                         111                        7                        5.00
                       1,330                    1,241                 13.75-15.93
                          25                                                17.35
                       2,100                    2,100                       22.65
      -----------------------    ----------------------
                       3,776                    3,387
      =======================    ======================


Stock options reserved for future grant at August 31, 2004 aggregated 648,502.

The Company does not recognize stock-based compensation expense for stock options granted to employee directors, officers and key employees, because the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant.

The Company accounts for stock-based compensation to non-employee directors using the fair value method of accounting. During the year the Co-Chairman and Co-Chief Executive Officer was issued 709,983 options which vested immediately. Stock-based compensation expense was recognized in the amount of $8,938,000 in the Consolidated Statement of Earnings. Under the Black-Scholes pricing model the following weighted average assumptions were used, risk-free interest rate of 2.97%, expected volatility of 67.52, expected life of 4.2 years, and a contractual life of 5 years.

The Company is required under generally accepted accounting principle to disclose pro forma information regarding options grants made to directors, officers and key employees based on specified valuations techniques that produce estimated compensation charges.

Pro forma information is as follows:

                    For the year ended  August 31,                                      2004                            2003
                                                                                           $                               $

       Net earnings reported                                                          48,843                          31,704
           Deduct: total stock-based                                                 (19,335)                         (1,353)
           employee expense determined
           under fair-value-based method
           for all options, net of related tax
           effect
                                                                                     ---------------------------------------
       Pro forma net earnings                                                         29,508                          30,351
                                                                                     =======================================
       Earnings per share:
         As reported - basic                                                            0.88                            0.61
         Pro forma - basic                                                              0.53                            0.59
         As reported - diluted                                                          0.87                            0.59
         Pro forma - diluted                                                            0.52                            0.56


The value of each option granted is estimated on the date of the grant using the Black-Scholes options pricing model with the following "weighted-average assumptions":

       For the year ended  August 31,                         2004                          2003
       Expected dividend yield                                   -                             -
       Risk-free interest rate (percentage)                   2.98                          3.46
       Expected volatility                                   67.39                         68.38
       Expect life (in years)                                  4.2                           2.7


Under the Black-Scholes option pricing model, the weighted-average fair value of the stock options granted during fiscal 2004 was $10.21 (2003 - $3.03)

Note 8

Income taxes

The effective income tax rate on earnings is affected from year to year by the geographic mix of the consolidated earnings before income taxes. The following table reconciles income taxes computed by applying the combined Canadian Federal/Provincial statutory rate with the actual income tax provision:

                                                                                    2004                            2003
                                                                                       %                               %
       Combined basic Canadian Federal and
           Provincial income tax rate                                              36.21                           38.00
       Impact of operating in foreign countries with                                1.93                            0.04
           different effective rates
       Permanent differences                                                        0.48                            0.74
                                                                ------------------------------- -------------------------------

                                                                                   38.62                           38.78
                                                                =============================== ===============================

The Company's subsidiaries have operating loss carry-forwards for income tax purposes amounting to approximately $4,566,000 (2003 - $5,084,000). These losses expire in various amounts through the year 2019.

Significant components of the Company's future tax assets and liabilities as of August 31, 2004 are as follows:

                     Future Tax Assets                         $                 Future Tax Liabilities                       $
                     -----------------                                           ----------------------
       Non-capital loss carry-forwards                     1,745     Tax amortization in excess of book amortization      2,885
       Accounting allowances not deducted for tax          2,361     Product introductory costs                           2,489
       Tax benefit stock-based compensation                3,530
       -consultant
       Tax basis of assets acquired in excess of           1,488
        book value
       Other                                               1,592     Other                                                1,850
                                                         -----------                                                     ------

       Total Future Tax Assets                            10,716     Total Future Tax Liabilities                         7,224
                                                         ===========                                                     ======


Income taxes paid during the year ended August 31, 2004 was approximately $16,299,000 (2003 - $17,268,000).


Note 9

Retirement Plans

Eskimo Pie Corporation had maintained two defined benefit pension plans covering substantially all salaried employees. Upon the acquisition of Eskimo Pie Corporation by the Company, all future participation and all benefits under the plans were frozen. These plans provide retirement benefits based primarily on employee compensation and years of service up to the acquisition of Eskimo Pie Corporation by the Company. The above mentioned plans are referred to as the "Pension Benefits".

In addition, Eskimo Pie Corporation entered into an agreement with Reynolds Metals Company to indemnify the cost of retiree health care and life insurance benefits for salaried employees of Eskimo Pie Corporation who had retired prior to April 1992. Under this agreement, Eskimo Pie Corporation may elect to prepay its remaining obligation. Eskimo Pie Corporation did not provide postretirement health and life insurance benefits for employees who retired subsequent to April 1992. This indemnity agreement is referred to as the "Other Benefits".

The following table reconciles the changes in benefit obligations and plan assets in 2004, and reconciles the funded status to accrued benefit cost at August 31, 2004:

                                                                     Pension Benefits            Other Benefits
                                                                     ----------------            --------------
                                                                                    $                         $
           Benefit Obligation
           Beginning balance at August 31, 2003                                 2,892                     2,268
           Interest cost                                                          180                       221
           Actuarial loss                                                         125
           Benefit payments                                                      (104)                     (267)
           Translation gain                                                      (145)                     (119)
                                                         ------------------------------------------------------

           Ending balance at August 31, 2004                                    2,948                     2,103
                                                         ======================================================

           Plan assets - Basic value
                                                                                2,666
           Beginning balance at August 31, 2003
           Actual return on plan assets                                           291
           Contributions                                                           27
           Benefit payments                                                      (104)
           Translation gain                                                      (134)
                                                         ----------------------------

           Ending balance at August 31, 2004                                    2,746
                                                         ============================

The funded status for the post retirement health and life insurance benefits is as follows:

                                                                                                 Other Benefits
                                                                                                 --------------
                                                                                                              $
           Benefit obligations in excess of Plan assets                                                   2,103
                                                                                         ======================
                                                                                                          2,103
           Accrued benefit cost
                                                                                         ======================

The accrued benefit cost of $2,103,000 is included in Other liabilities at August 31, 2004.

The following table provides the components of the net periodic benefit cost:

                                                                    Pension Benefits              Other Benefits
                                                                    ----------------              --------------
                                                                                   $                           $
                                                                                 180                         221
           Interest cost
           Expected return on Plan assets                                       (292)
           Recognized net actuarial gain                                         107
                                                               -------------------------- -----------------------------

           Net period benefit cost (income)                                       (5)                        221
                                                               ========================== =============================

The assumptions used in the measurement of the Eskimo Pie Corporation's benefit obligations are as follows:

                                                                  Pension Benefits              Other Benefits
                                                                  ----------------              --------------
                                                                            6.25%                 7.75%
           Benefit obligation, beginning of year
           Expected return on plan assets, during the year                  8.00%


The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 5% for 2004 and is assumed to remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation by approximately $232,500 and the net periodic postretirement benefit cost by approximately $23,250.


Note 10

Commitments

The majority of distribution warehouse, store and office facility leases are under non-cancelable leases. Substantially all of the leases are net leases, which require the payment of property taxes, insurance and maintenance costs in addition to minimum rental payments. Certain store leases provide for additional rentals based on a percentage of sales and have renewal options for one or more periods from five to twenty years.

At August 31, 2004 the future minimum lease payments under operating leases with rental terms of more than one year, net of sublease rents, amounted to:

               Fiscal year ending:                                                             $
                        2005                                                               6,869
                        2006                                                               5,779
                        2007                                                               4,056

                        2008                                                               2,811
                        2009                                                               1,292
                        Later years                                                        1,835
                                                                                   ----------------

               Total minimum obligations                                                  22,642
                                                                                   ================


Total rental expense relating to all operating leases (including those with terms less than one year) was $9,589,000 (2003 - $2,973,000).

note 11

Contingencies

Legal matters

The Company is involved in two cases pending in New York State Supreme Court, Nassau County, captioned CoolBrands International, Inc., et al. v. Weight Watchers International, Inc., et al., Index No. 010926/04 ("CoolBrands I"), and Weight Watchers International, Inc. v. CoolBrands International, Inc., et al., Index No. 04/012557 ("CoolBrands II"). In CoolBrands I, the Company asserts claims for breach of an exclusive trademark license with Weight Watchers International, Inc. ("WW"), arising, inter alia, from WW's entry into a future license agreement with Defendant Wells' Dairy, Inc. ("Wells'") in violation of the Company's contractual rights which prohibit entry into such future licenses during the exclusive period of the Company's license. Defendants WW and Wells' assert counterclaims against the Company in CoolBrands I which allege an anticipatory breach of the same license agreement with the Company arising from a claimed plan by the Company to abuse its non-exclusive rights under that license. CoolBrands I is presently in discovery on an expedited schedule. In CoolBrands II, WW asserts virtually identical claims for anticipatory breach of contract as are asserted in WW's counterclaims in CoolBrands I. The Company has moved to dismiss CoolBrands II. WW and Wells' have each moved for a preliminary injunction on their counterclaims in CoolBrands I. The Company has also moved for a preliminary injunction, and has obtained a TRO against WW and Wells' misuse of UPC codes in CoolBrands I.

The Company is a party to legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from the legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company or its operations.

Subleases

Several subsidiaries hold master store leases covering franchised locations. Such leases expire at varying dates to 2013. Where a subsidiary holds the master lease, these premises have been subleased to franchisees under terms and rental rates substantially the same as those in master leases. In a majority of these instances, franchisees make all lease payments directly to the landlords. The Company provides an estimated liability for lease terminations in the event of a default by a franchisee based on the expected costs of releasing or settlement with the landlord. The liability was $341,000 at August 31, 2004. Aggregate minimum future rental payments under these leases approximated $8,090,000 at August 31, 2004 (2003 - $10,691,000).

Note 12

Related party transactions and amounts

Calip Dairies, Inc. ("Calip"), an ice cream distributor owned by an officer, director and shareholder of the Company, has a management agreement with Integrated Brands Inc., which the Company acquired in March 1998. This agreement terminates on December 31, 2013 and thereafter shall automatically renew December 31 of each year for an additional one-year term, unless terminated under certain conditions. Under the agreement, Calip provides management services to Integrated Brands for an annual fee of U.S. $1,300,000 effective July 1, 2003, prior to which the fee was U.S. $1,000,000. Such management fees incurred for the year ended August 31, 2004 were $1,731,000 (U.S. $1,300,000) (2003 - $1,556,000 (U.S. $1,050,000)). At August 31, 2004, the $1,119,000 (2003
- $754,000) balance of payables - affiliates represents payables to Calip.

Integrated Brands Inc., also has a distribution agreement with Calip for distribution of the Company's products in the New York Metropolitan Area, Fairfield County in the state of Connecticut, and New Jersey. The distribution agreement continues until December 31, 2007 and thereafter shall automatically renew on December 31 of each year while the agreement is in effect for an additional one-year term, unless terminated under certain conditions. The distribution agreement is terminable by either party on sixty-days' notice. Sales of products to Calip were $16,037,000 for the year ending August 31, 2004 (2003 - $12,624,000). At August 31, 2004, $5,113,000 of the receivables -
affiliates represent receivables from Calip (2003 - $3,185,000). The transactions with Calip occur in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.


Note 13

Segment information

CoolBrands International's reportable segments are Prepackaged consumer products, Foodservice, Dairy components and Franchising and licensing, including Company-owned stores.

Revenues and profits in the Prepackaged consumer products segment are generated from selling a variety of prepackaged frozen dessert products to distributors and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

Revenues and profits in the Foodservice segment are generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers.

Revenues and profits in the Dairy components segment are generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps.

Revenues and profits in the Franchising and licensing segment are generated by franchising activities, which generate initial and recurring revenues and the manufacture and sale of proprietary products to franchisees and licensees and from Company-owned stores selling ice cream and soft-serve yogurt out of Company-owned stores and outlets. CoolBrands International Inc. evaluates the performance of its segments and allocates resources to them based on their operating contribution, which represents segment revenues, less direct costs of operation, excluding the allocation of corporate expenses.

Industry Segments:

                                                 Year Ended August 31, 2004

                          Prepackaged    Foodservice            Dairy     Franchising       Corporate       Consolidated
                             consumer                      components   and licensing
                             products

                                    $              $                 $              $               $                  $
--------------------------------------------------------------------------------------------------------------------------
Revenues                     655,999          25,809            39,295         18,888             292            740,283
Interest income                  348                                              215             144                707
Inter-segment                (88,575)           (936)           (8,430)                          (229)           (98,170)
  revenues
                       ---------------------------------------------------------------------------------------------------
Net revenues                 567,772          24,873            30,865         19,103             207            642,820
                       ---------------------------------------------------------------------------------------------------

Segment earnings              71,763           2,065             5,149          2,725             207             81,909

General corporate
  expenses                                                                                     (1,616)            (1,616)

Interest expense              (1,985)                                              (9)                            (1,994)

Minority interest              1,275                                                                               1,275
                       ---------------------------------------------------------------------------------------------------

Earnings before               71,053           2,065             5,149          2,716          (1,409)            79,574
income taxes
                       ===============================================================================
Provision for                                                                                                     30,731
  income taxes
                                                                                                           ---------------

Net earnings                                                                                                      48,843
                                                                                                           ===============

Assets                       277,881          22,877            40,071         54,909          16,075            411,813

Capital                       17,319             146               195            131                             17,791
  expenditures

Depreciation and               7,788             446               430          1,074                              9,738
    amortization

Industry Segments:

                                                 Year Ended August 31, 2003

                          Prepackaged    Foodservice            Dairy     Franchising       Corporate       Consolidated
                             consumer                      components   and licensing
                             products

                                    $              $                 $              $               $                  $
--------------------------------------------------------------------------------------------------------------------------
Revenues                     277,134          26,234          41,594           20,890             214            366,066
Interest income                  575                                              126              43                744
Inter-segment                 (5,389)           (991)         (2,943)                            (214)            (9,537)
  revenues
                       ---------------------------------------------------------------------------------------------------
Net revenues                 272,320          25,243          38,651           21,016              43            357,273
                       ---------------------------------------------------------------------------------------------------

Segment earnings              45,152           2,678           6,026            2,123              43             56,022

General corporate                                                                              (1,707)            (1,707)
  expenses

Interest expense              (1,970)                                             (20)                            (1,990)

Minority interest               (541)                                                                               (541)
                       ---------------------------------------------------------------------------------------------------

Earnings before               42,641           2,678           6,026            2,103          (1,664)            51,784
  income taxes
                       ==================================================================================
Provision for                                                                                                     20,080
  income taxes
                                                                                                           ---------------

Net earnings                                                                                                      31,704
                                                                                                           ===============


Assets                       189,686          21,335          36,143           63,453           3,233            313,850

Capital                        3,849             236             231            1,420                              5,736
  expenditures

Depreciation and               2,635             631             469            1,066                              4,801
    amortization

Geographic Segments:

                                                                Year Ended August 31, 2004
                                                 Canada       United States         International               Consolidated
                                                      $                   $                     $                          $
----------------------------------------------------------------------------------------------------------------------------
   Revenues                                       5,484             730,773                 4,026                   740,283
   Interest income                                  287                 351                    69                       707
   Inter-segment revenues                          (229)            (97,941)                                        (98,170)
                                         -----------------------------------------------------------------------------------
   Net revenues                                   5,542             633,183                 4,095                   642,820
                                         -----------------------------------------------------------------------------------

   Segment earnings                                 810              78,874                 2,225                    81,909

   General corporate expenses                    (1,616)                                                             (1,616)

   Interest expense                                                  (1,994)                                         (1,994)

   Minority interest                                                  1,275                                           1,275
                                         -----------------------------------------------------------------------------------

       Earnings before income taxes                (806)             78,155                 2,225                    79,574
                                         ===========================================================

   Provision for income taxes                                                                                        30,731
                                                                                                          ------------------

   Net earnings                                                                                                      48,843
                                                                                                          ==================

   Assets                                        25,097             375,032                11,684                   411,813

   Capital expenditures                              26              17,760                     5                    17,791

   Depreciation and amortization                    204               9,341                   193                     9,738

   Geographic Segments:


                                                                      Year Ended August 31, 2003
                                                 Canada       United States         International         Consolidated
                                                      $                   $                     $                    $
-------------------------------------------------------------------------------------------------------------------------
   Revenues                                       5,157             356,674                 4,235              366,066
   Interest income                                  103                 595                    46                  744
   Inter-segment revenues                          (214)             (9,323)                                    (9,537)
                                         --------------------------------------------------------------------------------
   Net revenues                                   5,046             347,946                 4,281              357,273
                                         --------------------------------------------------------------------------------

   Segment earnings                                 668              53,342                 2,012               56,022

   General corporate expenses                    (1,707)                                                        (1,707)

   Interest expense                                                  (1,990)                                    (1,990)

   Minority interest                                                   (541)                                      (541)
                                         --------------------------------------------------------------------------------

       Earnings before income taxes              (1,039)             50,811                 2,012               51,784
                                         ==========================================================

   Provision for income taxes                                                                                   20,080
                                                                                                       ------------------

   Net earnings                                                                                                 31,704
                                                                                                       ==================

   Assets                                         7,752             296,113                 9,985              313,850

   Capital expenditures                                               5,736                                      5,736

   Depreciation and amortization                    204               4,387                   210                4,801

Note 14
Subsequent events

(a) December 22, 2004, the Company announced that it entered into an agreement to acquire the yogurt business of Kraft Foods, Inc. (NYSE: KFT) for approximately U.S. $59,000,000. The acquired brands include Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts. Pursuant to the agreement, CoolBrands' wholly owned subsidiary, Integrated Brands, Inc., will purchase substantially all of Kraft's assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light N' Lively trademark and Kraft's manufacturing facility in North Lawrence, New York. The transaction, which is subject to regulatory approval, is expected to be completed in the first calendar quarter of 2005.

(b) As of the beginning of fiscal 2005, the Company began accounting for the distribution of Dreyer's Grand Ice Cream Inc.'s ("Dreyer's") products as an independent distributor, changing from the previously used drayage basis, except for scanned based trading customers of Dreyer's. The Company began purchasing products from Dreyer's and selling those products starting in fiscal 2005 to customers at wholesale. In connection with this change in the business arrangement with Dreyer's, the Company purchased $7,987,000 of accounts receivable and $7,216,000 of inventory.


Board of directors and officers

Directors

Romeo DeGasperis
Director

Aaron Serruya
Executive Vice-President & Director

Michael Serruya
Co-Chairman & Director

David M. Smith
Vice Chairman,
Chief Operating Officer & Director

Richard E. Smith
Co-Chairman,
Co-Chief Executive Officer & Director





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David J. Stein
President,
Co-Chief Executive Officer & Director

Officers

Gary P. Stevens
Chief Financial Officer

Timothy Timm
Vice-President,
Manufacturing & Quality Assurance

John M. Kaczynski
Senior Vice-President,
Sales & Marketing

J. Leo Glynn
President,
Eskimo Pie Frozen Distribution Inc.

William J. Weiskopf
President,
Value America Flavors & Ingredients

Paul Samuel
Vice-President,
Sam-Pak Flexible Packaging

Fred Fullerton
Vice-President, Sales - Foodservice

John R. LeSauvage
Vice-President, Operations

Matthew P. Smith
Vice-President, Marketing





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Corporate information and manufacturing plants

Corporate information
Canadian Head Office
8300 Woodbine Avenue, 5th Floor
Markham, Ontario  L3R 9Y7
Canada
Telephone: 905-479-8762
www.yogenfruz.com
yogenfruz@yogenfruz.com

U.S.A. Head Office
4175 Veterans Highway, 3rd Floor
Ronkonkoma, New York  11779
U.S.A.
Telephone: 631-737-9700
www.coolbrandsinc.com

International Head Office
Kayla Foods Int'l (Barbados) Inc.
27 Pine Road, Belleville
St.Michael, Barbados, W.I.
Telephone: 246-228-9505
info@kaylafoodsintl.com

Auditor
BDO Dunwoody LLP
Royal Bank Plaza, P. O. Box 32
Toronto,Ontario  M5J 2J8
Canada

Listing of Subordinate Voting Shares
The Toronto Stock Exchange
Trading Symbol "COB.SV.A"

Canadian Legal Representation
Stikeman Elliott LLP
Commerce Court West, 53rd Floor
Toronto, Ontario  M5L 1B9
Canada

American Legal Representation
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, New York
10174-0208  U.S.A.

Transfer Agent
Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario  M5H 3V1
Canada

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, February 25th, 2005 at 10:00 a.m. Sheraton Parkway Toronto North, (Thornhill Room), 600 Highway 7 East, Richmond Hill, Ontario L4B 1B2


Manufacturing plants

Americana Foods LP
3333 Dan Morton Drive
Dallas, TX  75236  U.S.A.
Telephone: 972-709-7100

CoolBrands Foodservice
301 North El Paso
Russellville, AK  72811  U.S.A.
Telephone: 501-968-1005

Value America Flavors and Ingredients
2400 South Calhoun Rd.
New Berlin, WI  53151  U.S.A.
Telephone: 262-784-3010

Sam-Pak Flexible Packaging
118 JFK Drive North
Bloomfield, NJ  07003  U.S.A.
Telephone: 973-743-7100

Fruit-a-Freeze
CoolBrands Manufacturing
12919 Leyva St.
Norwalk, CA  90650  U.S.A.
Telephone: 562-407-2881